Brown Shoe Company



The 26th Annual

Consumer Conference

June 6–7, 2006, New York, New York

GUIDES FOR THE JOURNEY.® | PiperJaffray.


Shoe
Love
is in
the Air

This presentation by Brown Shoe Company, Inc. contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) intense competition within the footwear industry; (ii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iii) customer concentration and increased consolidation in the retail industry; (iv) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (v) the Company's ability to attract and retain licensors and protect its intellectual property; (vi) the Company's ability to secure leases; (vii) the Company's ability to maintain relationships with current suppliers; and (viii) the uncertainties of pending litigation. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

— June 6, 2006

NOTE:

All per share data reflects the Company's 3-for-2 stock split, effective April 3, 2006.
Guidance was issued on May 25, 2006 and has not been updated.



Agenda – NYSE: BWS

1) Reshaping our platform
2) Brown Shoe today
3) 2005 accomplishments
4) Strategies for long-term growth – 2006 Guidance

Reshaped our Platform – 2001 - 2005


Sales and Operating Earnings Improvement for BWS (millions $)
Operating Earnings
Sales
2,000
1,500
1,000
500
0
80
60
40
20
0
2001
2002
2003
2004
2005


Operating Margin Improvement at Famous Footwear
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
0.7%
4.2%
4.8%
5.4%
5.6%
2001
2002
2003
2004
2005


Market Share Growth for Women's Footwear in U.S. Department Stores *
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
5.8%
6.7%
7.4%
7.8%
12.3%
2001
2002
2003
2004
2005

- Net sales increased $1.76 → $2.29 billion
- Operating earnings increased $11 → $89 million

- Operating margin steadily improving at Famous Footwear

- Wholesale market share in dept. stores more than doubled

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending January 2006.

Brown Shoe Today -- $2.5 Billion in Sales Projected for 2006

Unique wholesale-retail platform. Building our brands and retail concepts to gain market share while delivering style to the consumer.

39% Wholesale

- **80 million pairs**
- **2000 retail customers**


Mass Merchandisers
$300 million
Department & Specialty Stores
$650 million
Famous Footwear
Specialty Retail
$250 million
1,000 retail stores in the U.S.
$1.3 billion

61% Retail

- **1300 stores**
- **120 million consumers visit our stores/year**
- **9 e-commerce sites**
- **30+ million e-visitors/year**

Overview of our Branded Wholesale Business:


VIA SPIGA


FRANCO SARTO


ETIENNE AIGNER


CARLOS


Our Rank among Wholesalers
Women's Fashion Footwear Sales in U.S. Department Stores*
Ranked by Parent Company
($ in millions)
After Acquisition
$600
$500
$400
$300
$200
$100
$0
Nine West Group
Brown Shoe
Clarks Companies
Steve Madden
VCS Group
Nike
Kenneth Cole Productions
Liz Claiborne
H H Brown


naturalizer




Bass


crazy good
THE Dr.Scholl's ORIGINAL

* Reflects NPD Group Reported POS Dollar Volume. 12 Months ending January 2006.

Our Portfolio of Brands and their Rank within Zone


Zone
Zone Sales/Yr
Bridge
$725MM*
VIA SPIGA
No. 8
Better
$850MM*
ETIENNE AIGNER
No. 11
FRANCO SARTO
No. 2
CARLOS
No. 9
Moderate
$500MM*
No. 3
Bass
No. 3 men; No. 15 women
crazy good
No. 11 junior
naturalizer
No. 1
Mass
$3.3B**
Buster Brown & Co.
Dr Scholl's
HOTKISS.
Private Label

* Total Zone Sales from NPD Group Reported POS Dollar Volume. Market Share position within zone reflects NPD Group Reported PO S Dollar Volume. 12 Months ending January 2006.
** Footwear sales in the Mass zone as reported by NPD Consumer Panel Survey.

Overview of our Retail Businesses:

Our Rank Among Top Footwear Retailers

Share of Footwear Sales by Retailer*

% Share of Dollars

0 1 2 3 4 5 6 7 8

Wal-Mart, Payless, Federated, Footlocker, Famous Footwear, Nordstrom, Kohl's, Finish Line, JC Penny, Target, DSW, Dillard's, Sears, Shoe Carnival, Kmart


Famous Footwear

No. 1- Family Branded


naturalizer

No. 4- Women's Specialty


shoes.com
Sandals
Casual Sport
Athletic
SKATE OR DIE
SPRING 2005
shoes.com

No. 3- Internet Footwear

* Source: Competitive Shares reported by NPD Consumer Panel Survey, 12 Months ending January 2006.



2005 Accomplishments

1) Sales growth of 18% to $2.3 billion; EPS $1.45 – up 31% on an adjusted basis to $2.22**
2) Retail
   - Famous Footwear progress continues – operating earnings up 11%
   - Restructured Naturalizer store base
   - Doubled e-commerce sales
3) Wholesale – operating earnings up 78%
   - Acquired Bennett: upscale brands; accretive by $0.11 per share
   - Achieved rebound in key areas of wholesale business
4) Strengthened balance sheet
   - Debt-to-cap of 31.5%
   - Generated $146.8 million in net cash from operating activities

** This is a non-GAAP financial measure. See the Appendix for a Reconciliation of Net Earnings to Adjusted Net Earnings.


Famous Footw
FRANCO SARTO
naturalizer
shoes.com
LUXURY SHOES
via spiga

2006 Priorities and Growth Drivers

1) Increased traction at Famous Footwear
   - Comp-store sales planned at 2%-3%
2) Potential of new Wholesale "sell-through" business model
3) Opportunities from better-grade brands
4) Specialty Retail improvement
5) Continued e-commerce growth



Q1-2006 Performance

- Sales up 10% – driven by full-quarter of Bennett business
- EPS of $0.35 – ahead of expectations

*First Half Guidance**

- Sales up 8% to $1.155-$1.165 billion
- EPS of $0.72-$0.78 – versus $0.28 LY (up 19% on an adjusted basis**)

*Full-Year Guidance**

- Sales up 8% to $2.48 billion
- EPS up 55% to $2.25-$2.30 (up 8% on adjusted basis**)

*** Guidance was issued on May 25, 2006 and has not been updated.**
**** This is a non-GAAP financial measure. See the Appendix for a Reconciliation of Net Earnings to Adjusted Net Earnings.**


Famous Footwear

Key Strategies for Long-Term Growth:

1) Create differentiation – for our stores, our brands, our footwear

2) Create consumer preference with compelling footwear design & styles

3) Lead in Speed-to-Market – to increase sell-throughs and reduce markdown risk

4) Build our portfolio of brands

Balance Growth + Investment – delivering earnings performance while investing for the future



Long-Term Goal – Targeting high single-digit revenue growth and 10-15% compound earnings growth rate

Longer term growth drivers:

- Famous Footwear – creating differentiation with preference to provide the basis for significant door count expansion
- Wholesale – achieving margin and market share opportunities via strong, well-differentiated brands
- Specialty Retail – building a multi-channel, cost-effective specialty store and e-commerce platform for growing our brands, while contributing gross margin dollars
- Platform Efficiency – continuing to reshape our platform to increase our earnings potential



Financial Highlights
&
Appendix

Sales and EPS – 2001 to Estimated 2006*


Sales in Billions
$2.48 Billion
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2001
2002
2003
2004
2005
2006
Estimated
Earnings Per Share
$2.25 – $2.30*
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
-$0.50
2001
2002
2003
2004
2005
2006
Estimated
FY 2005 includes $0.77 per share of charges from closing unproductive stores, acquiring Bennett and repatriating foreign earnings.
Implement Project IMPACT

*** Note: Guidance was issued on May 25, 2006 and has not been updated.**

Charges and recoveries included in net earnings and EPS for 2003, 2004, 2005 and estimated 2006, are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in the Appendix pages.

Debt to Capital Ratio

(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio		2005		2004		2003		2002		2001
Total Debt Obligations*	$	200	$	142	$	120	$	152	$	216
Total Shareholders' Equity		434		391		350		292		253
Total Capital	$	634	$	533	$	470	$	444	$	469
Debt to Capital Ratio**		**31.5%**		**26.6%**		**26.0%**		**34.0%**		**46.0%**

* Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations. 2005 total debt obligations include Senior Notes issued in connection with the Bennett Footwear acquisition.

** Total Debt Obligations divided by Total Capital

Distinct Wholesale Portfolio
Projected for 2006

VIA SPIGA
CARLOS
FRANCO SARTO
ETIENNE AIGNER
naturalizer
LifeStride
Bass
CONNIE
Dr Scholl's FOOTWEAR
Buster Brown & Co.
Private Label

Famous Footwear -- Sales by category

Based on 12 months ended January 2006


Accessories
4%
5%
Athletic
Kid's
9%
29%
Women's
17%
Men's
Athletic
15%
Athletic
21%

Reconciliation of Net Earnings to Adjusted Net Earnings
2003 – 2006 Estimated*

($ in millions, except EPS data)	2006 Estimated Range Low - High		2005		2004		2003	
	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS	Net Earnings	EPS
GAAP Results	$ 65 - 67	$ 2.25-2.30	$ 41.0	$ 1.45	$ 43.3	$ 1.53	$ 46.2	$ 1.66
Special Charges and Recoveries:								
Stock Option Expense	4.0	0.15	-	-	-	-	-	-
Naturalizer Restructuring	-	-	9.2	0.33	-	-	-	-
Tax Repatriation	-	-	12.0	0.42	-	-	-	-
Bridge Loan Fee	-	-	0.6	0.02				
Bass Transition Costs	-	-	-	-	3.5	0.12	-	-
Bond Guarantee Charge	-	-	-	-	2.2	0.08	-	-
Tax Reserve Recovery	-	-	-	-	(1.0)	(0.04)	-	-
Environmental Litigation	-	-	-	-	0.4	0.01	2.0	0.07
Canada Factory Closure	-	-	-	-	-	-	2.7	0.09
Adjusted Earnings	$ 69 - 71	$ 2.40-2.45	$ 62.9	$ 2.22	$ 48.3	$ 1.70	$ 50.9	$ 1.82

Non-GAAP Financial Measures

In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

*** Note: Guidance was issued on May 25, 2006 and has not been updated.**

Reconciliation of EPS Guidance (GAAP Basis) to EPS Guidance Adjusted to Exclude Charges (Non-GAAP)*

	1st Quarter 2006	1st Quarter 2005	Estimated 2nd Quarter 2006		2nd Quarter 2005
	Diluted EPS	Diluted EPS	Diluted EPS (low)	Diluted EPS (high)	Diluted EPS
GAAP Earnings	**$0.35**	**$0.13**	**$0.37**	**$0.43**	**$0.14**
Charges / Other Items:					
Stock Option Expense	0.03	-	0.04	0.04	-
Naturalizer Store Closing Charges	-	-	-	-	0.06
Tax Repatriation Charge	-	0.34	-	-	-
Bridge Loan Fee	-	0.02	-	-	-
Total Charges / Items	0.03	0.36	0.04	0.04	0.06
Adjusted Net Earnings	$0.38	$0.49	$0.41	$0.47	$0.20

Non-GAAP Financial Measures

In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

*** Note: Guidance was issued on May 25, 2006 and has not been updated.**

Reconciliation of Operating Earnings to Adjusted Operating Earnings

(in millions)	2005	2004	2003	2002	2001
Operating Earnings	$ 88.6	$ 63.8	$ 72.9	$71.7	$ 11.1
Special Charges and Recoveries					
Naturalizer Restructuring	14.7	-	-	(0.5)	16.8
Famous Footwear Inventory Write-Down	-	-	-	-	16.0
Shared Services Platform Implementation	-	-	-	(0.7)	3.5
Famous Footwear New Management Transition	-	-	-	-	3.9
Impairment of Shoes.com Goodwill	-	-	-	-	1.2
Bass Transition Costs	-	5.6	-	-	-
Bond Guarantee Charge	-	3.5	-	-	-
Environmental Litigation	-	0.6	3.1	-	-
Canada Factory Closure	-	-	4.5	-	-
Adjusted Operating Earnings	$ 103.3	$ 73.5	$ 80.5	$70.5	$ 52.5

Non-GAAP Financial Measures

In this presentation, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic operating earnings excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of Net Earnings to EBITDA* and Adjusted EBITDA

($ in millions)	2005	2004	2003
Net Earnings	$ 41.0	$ 43.3	$ 46.2
Interest Expense, net	17.5	7.5	9.3
Income Tax Provision	30.1	13.0	17.3
Depreciation and Amortization	40.3	31.9	30.7
EBITDA*	$ 128.9	$ 95.7	$ 103.5
Special Charges			
Naturalizer Restructuring	14.7	-	-
Bass Transition Costs	-	5.6	-
Bond Guarantee Charge	-	3.5	-
Environmental Litigation	-	0.6	3.1
Canada Factory Closure	-	-	4.5
Adjusted EBITDA	$ 143.6	$ 105.4	$ 111.1

* EBITDA represents earnings before interest, taxes, depreciation and amortization.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP, but are used by some investors to determine a company's ability to service or incur indebtedness. EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies and accordingly are not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. EBITDA and Adjusted EBITDA should not be construed as indicators of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net earnings (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of results of operations. EBITDA and Adjusted EBITDA are not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.